UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER

06-1311266

(Check One):

☐  Form 10-K ☐  Form 20-F ☐  Form 11-K ☒  Form 10-Q ☐  Form N-SAR ☐  Form N-CSR

For Period Ended: September 28, 2005

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I — REGISTRANT INFORMATION

Bertucci’s Corporation
Full Name of Registrant

N/A
Former Name if Applicable

155 Otis Street
Address of Principal Executive Office (Street and Number)

Northborough, MA 01532
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company has encountered an issue concerning its accumulated depreciation and amortization.  The Company will be unable to file its Form 10-Q for the third quarter ended September 28, 2005 (the “Form 10-Q”) within the prescribed period without unreasonable effort or expense because the review of this matter is continuing and the Company is determining what effect such review may have upon its financial results. The Form 10-Q will be filed on or before the fifth calendar day following the prescribed due date for the Form 10-Q.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

David G. Lloyd, President, Chief Financial Officer and Director	508	351-2500
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    ☒  Yes    ☐  No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☐ Yes    ☒   No

If so, attach an explanation of the anticipated change, both in a narrative and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Bertucci’s Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 14, 2005	By	/s/ David G. Lloyd
David G. Lloyd, President, Chief Financial Officer and Director